Exhibit 7.06

March 15, 2013

The Board of Directors

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza

No. 18 Bei Tai Ping Zhuang Road, Haidian District

Beijing 100088 People’s Republic of China

Ladies and Gentlemen:

On behalf of The Baring Asia Private Equity Fund V, L.P. (the “Fund”), I am pleased to submit the enclosed proposal for the Fund to acquire Ambow Education Holding Ltd. (the “Company”).

As you know, the Fund has been a substantial investor in the Company for more than one year and we have supported the Company’s vision to create the leading education, tutoring and training company in China. However, the Company’s hard work has unfortunately not been reflected in the trading price and liquidity of its securities.

The Company is facing difficult challenges in the current market that we believe can be better addressed as a private company without the pressures of being publicly listed in the US. In this effort, we would welcome the ongoing participation of class B shareholders in the Company after completion of the acquisition. We also believe that our support will give employees a strong incentive to continue their careers with the Company.

Under current circumstances, we believe the Fund’s proposal represents the most attractive alternative for the Company’s public shareholders to realize the value of their investment at a premium of 44.5% to the most recent closing price.

We believe that the interests of shareholders would be best served by promptly considering the Fund’s proposal and granting further access to develop a binding offer for the acquisition.

Sincerely,

/s/ Jean Eric Salata
Jean Eric Salata Chief Executive Officer

Suite 3801, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

March 15, 2013

The Board of Directors

Ambow Education Holding Ltd.

18th Floor, Building A, Chengjian Plaza

No. 18 Bei Tai Ping Zhuang Road, Haidian District

Beijing 100088 People’s Republic of China

Ladies and Gentlemen:

The Baring Asia Private Equity Fund V, L.P. (“Baring”) hereby submits this non-binding proposal (the “Proposal”) for the acquisition by merger of Ambow Education Holding Ltd. (the “Company”) in a going private transaction (the “Transaction”).

Based on our preliminary review of publicly-available information, we propose to acquire the outstanding securities of the Company for a purchase price (the “Purchase Price”) of US$1.46 for each American Depositary Share of the Company (the “ADSs”, each representing two Class A ordinary shares of the Company) and US$0.73 for each Class A and Class B ordinary share of the Company. The Purchase Price represents a 10% premium over the 30-day volume-weighted moving average price and a 44.5% premium over yesterday’s closing price of US$1.01.

The Company is facing difficult challenges in the current market that we believe can be better addressed as a private company without the pressures of being publicly-listed in the US. In this effort, we would welcome the ongoing participation of Class B shareholders in the Company after completion of the acquisition. We also believe that our support will give employees a strong incentive to continue their careers with the Company.

1.	Structure. Baring would contribute its ADSs and shares in the Company to a special purpose company (the “Acquisition Company”) that would be formed for the Transaction. The Transaction would be completed by merging a wholly-owned subsidiary of the Acquisition Company with the Company. In the merger, ADSs and ordinary shares of the Company not held by the Acquisition Company would be converted into the Purchase Price in cash as described above.

2.	Class B Ordinary Shareholders. Baring welcomes the continued participation of the existing Class B shareholders in the Company. Accordingly, Baring intends to offer qualified Class B shareholders an opportunity to remain as shareholders after the Transaction by agreeing, prior to the execution of the Definitive Agreements (as defined below), to contribute all or any portion of their shares to the Acquisition Company on the same terms as Baring contributes its shares.

3.	Funding. Our Proposal is not contingent on any debt financing. We are able to finance the Transaction with equity capital from Baring.

Ambow Education Holding Ltd.

March 15, 2013

4.	Due Diligence. We are ready to move expeditiously to complete the Transaction as soon as practicable and believe that, with the full cooperation of the Company, we can complete customary legal, financial, operational, accounting and regulatory due diligence within approximately 90 days after the date that we are provided access to the necessary documentation and personnel. In connection with our due diligence, a customary confidentiality agreement executed by Baring is enclosed.

5.	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will include representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Disclosure. As required by law, Baring will promptly file an amendment to its Schedule 13D to disclose the Proposal and this letter.

7.	About Baring. Baring is part of the Baring Private Equity Asia group (“Baring Asia”), a private equity fund family with more than US$5 billion of committed funds under management. Baring Asia provides capital for expansion, refinancing and buyout of mid-market growth companies with enterprise values from US$100 million to US$1 billion. Baring Asia has been investing in Asia since 1997 and today has 38 active portfolio companies.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of interest and does not constitute an offer capable of acceptance or any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

Under current circumstances, we believe our Proposal represents the most attractive alternative for the Company’s public shareholders to realize the value of their investment at a premium to the most recent closing price.

We believe that the interests of the Company’s shareholders would be best served by the Board of Directors promptly considering the Proposal and granting further access to due diligence in order for us to develop a binding offer for the Transaction.

Ambow Education Holding Ltd.

March 15, 2013

In closing, we would like to express our commitment to working together to bring the Transaction to a successful and timely conclusion. We look forward to hearing from you.

Very truly yours,

The Baring Asia Private Equity Fund V, L.P.

By:	/S/ Christian Wang